Exhibit 12.1
PMFG, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Amounts in thousands, except ratios)

	Year Ended June 30,
	2009	2008	2007	2006	2005
Earning (loss) before income taxes	$3,603	$12,523	$8,840	$1,201	$(639)
Add fixed charges*	10,132	5,087	—	—	—

Earning (loss) before fixed charges and income taxes	13,735	17,610	8,840	1,201	(639)
Fixed charges*	10,132	5,087	—	—	—
Preferred dividends	—	—	—	—	—

Fixed charges and preferred dividends	$10,132	$5,087	—	—	—
Deficiency amount	—	—	—	—	$(639)

Ratio of earnings to fixed charges	1.36	3.46	—	—	—

Ratio of earnings to fixed charges and preferred dividends	1.36	3.46	—	—	—

*	Excludes excess cash recapture amount of $2,820 for 2009.